

GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7733
f 914.921.5384
e gmaldonado@gabelli.com

March 6, 2014

<u>Via Overnight Delivery</u>

Mr. Michael C. Hasychak
Vice President, Treasurer and Secretary
Materion Corporation
6070 Parkland Boulevard
Mayfield Heights, OH 44124

Re: <u>Notice of Intent to Nominate Directors at the Company's 2014 Annual Meeting of Shareholders</u>

Dear Mr. Hasychak:

This letter is to advise you that GAMCO Asset Management Inc. ("GAMCO") hereby notifies Materion Corporation ("the Company") that it intends to nominate Mr. Edward F. Crawford and Mr. Glenn J. Angiolillo as nominees for election as directors to the Board of Directors of Materion Corporation at the Company's 2014 Annual Meeting of Shareholders.

In accordance with the Company's Amended and Restated Code of Regulations we provide the following information concerning Mr. Edward F. Crawford

1.   The nominee's full name, age, principal occupation and employer.

   Edward F. Crawford, 73.   Director, Chairman and CEO, Park-Ohio Holdings Corp.

2.   The nominee's address and telephone number.

   Business address for Park-Ohio Holdings Corp. is 6065 Parkland Boulevard, Cleveland, Ohio, 44124. (440) 947-2000.

3.   A biographical profile of the nominees, including educational background and business and professional experience.

   Mr. Crawford has served as Director, Chairman and Chief Executive Officer of Park-Ohio Holdings Corp., an industrial supply chain logistics and diversified manufacturing company, since 1992 and served as President of Park-Ohio Holdings Corp. from 1997 to 2003. Mr. Crawford has served as Chairman and Chief Executive Officer of The Crawford Group, a venture capital, management consulting company, since 1964. Mr. Crawford has served as a director of Hickok Incorporated, a developer and manufacture of electronic diagnostic tools and equipment, since 2012. Mr. Crawford attended John Carroll University.

1



GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7733
f 914.921.5384
e gmaldonado@gabelli.com

GAMCO believes Mr. Crawford's qualifications to serve on the Board of Directors include his 40 years of operational and strategic experience working at both public and private companies as well as his extensive board experience. GAMCO strongly supports the nomination of Mr. Crawford for election to the Board of Directors of the Company at its 2014 Annual Meeting of Shareholders.

A copy of Mr. Crawford's biographical sketch is enclosed (Exhibit A).

4. Any relationship between the nominee and the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company) and all other information necessary for the Board to determine whether the nominee meets the Board's independence standards and qualifies as independent under the NYSE rules.

We are advised that Ernst & Young LLP serves as the independent auditors for Park-Ohio Holdings Corp., for which Mr. Crawford serves as Director, Chairman and Chief Executive Officer. We are advised that no other business relationship exists between Mr. Crawford and the Company, directly or indirectly.

5. The classes and number of shares of stock of the Company owned beneficially and of record by the candidate.

At present, Mr. Crawford does not hold any shares of stock of the Company.

6. Any other information relating to the nominee (including a written consent of the nominee to serve as a Director if elected) that would be required to be disclosed in a proxy statement or other filing required to be made in connection with the solicitation of proxies for the election of Directors pursuant to the SEC's proxy rules and the rules of the NYSE; and

7. Any other information regarding the nominee that the Stockholder wishes the Board to consider in evaluating the recommended nominee.

Mr. Crawford's written consent letter is enclosed (Exhibit B).

In accordance with the Company's Amended and Restated Code of Regulations we provide the following information concerning Mr. Glenn J. Angiolillo

8. The nominee's full name, age, principal occupation and employer.

Glenn J. Angiolillo, 60. President, GJA Management Corporation.

9. The nominee's address and telephone number.



GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7733
f 914.921.5384
e gmaldonado@gabelli.com

Business address for GJA Management Corporation is 2 Benedict Place, Greenwich, CT, 06830. (203) 912-5646.

10. A biographical profile of the nominees, including educational background and business and professional experience.

> *Glenn J. Angiolillo has served as President of GJA Management Corporation, a consulting and advisory firm specializing in wealth management since 1998. Previously, Mr. Angiolillo was a partner and member of the Management Committee in the law firm of Cummings & Lockwood, where he concentrated in the areas of corporate law, mergers and acquisitions, and banking and finance. Mr. Angiolillo has served as a director of Sevcon, Inc., a corporation engaged in the electronic controls business, since December 2013. Mr. Angiolillo has served on the boards of Gaylord Entertainment Company (now known as Ryman Hospitality Properties, Inc.) (May 2009 - May 2013), Trans-Lux Corporation (December 2009 - November 2011), LICT Corporation (May 2006 – June 2013), and NYMagic, Inc. (May 2002 - November 2010). Mr. Angiolillo graduated from the University of Pennsylvania, with a Bachelor of Science degree, and received a Masters in Business Administration from the Wharton School of Business.*

> *GAMCO believes that Mr. Angiolillo's qualifications to serve on the Board of Directors include his experience with commercial and corporate law as well as his extensive record of service on the boards of several public companies. GAMCO believes Mr. Angiolillo brings extensive corporate governance and investment experience and GAMCO strongly supports the nomination of Mr. Angiolillo for election to the Board of Directors of the Company at its 2014 Annual Meeting of Stockholders.*

> *A copy of Mr. Angiolillo's biographical sketch is enclosed (Exhibit C).*

11. Any relationship between the nominee and the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company) and all other information necessary for the Board to determine whether the nominee meets the Board's independence standards and qualifies as independent under the NYSE rules.

> *We are advised that no business relationship exists between Mr. Angiolillo and the Company, directly or indirectly, and that Mr. Angiolillo would qualify under NYSE rules as an independent director.*

12. The classes and number of shares of stock of the Company owned beneficially and of record by the candidate.

> *At present, Mr. Angiolillo does not hold any shares of stock of the Company.*



GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7733
f 914.921.5384
e gmaldonado@gabelli.com

13. Any other information relating to the nominee (including a written consent of the nominee to serve as a Director if elected) that would be required to be disclosed in a proxy statement or other filing required to be made in connection with the solicitation of proxies for the election of Directors pursuant to the SEC's proxy rules and the rules of the NYSE; and

14. Any other information regarding the nominee that the Stockholder wishes the Board to consider in evaluating the recommended nominee.

> *Mr. Angiolillo's written consent letter is enclosed (Exhibit D).*

In addition, GAMCO provides the following information.

1. GAMCO's full name, principal occupation and employer.

   GAMCO is a registered investment adviser to institutional and high net worth investors. GAMCO is a wholly-owned subsidiary of GAMCO Investors, Inc., a publicly-traded company. GAMCO is not acting in concert with any affiliate or other person in connection with this nomination.

2. GAMCO's address and telephone number.

   GAMCO's principal offices are located at One Corporate Center, Rye, NY 10580. (914) 921-5100.

3. The classes and number of shares of stock of the Company owned beneficially and of record by GAMCO, including, if GAMCO is not a Stockholder of record, proof of ownership of the type referred to in the SEC's proxy rules.

   As of March 6, 2014, GAMCO was the beneficial owner of 1,177,000 shares of the Company's Common Stock, representing 5.71% of the outstanding shares of the Common Stock. A copy of the most recent Schedule 13D filed on behalf of GAMCO and its affiliates, dated February 26, 2014, is enclosed (Exhibit E).

4. A description of all arrangements and understandings between GAMCO and each nominee being recommended by GAMCO and any other person or persons (including their names) pursuant to which the candidate is being nominated by the Stockholder; and

5. Any other information relating to GAMCO that would be required to be disclosed in a proxy statement or other filing required to be made in connection with the solicitation of proxies for the election of Directors pursuant to the SEC's proxy rules and rules of the NYSE.


G A M C O
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7733
f 914.921.5384
e gmaldonado@gabelli.com

There are no arrangements or understanding between GAMCO and Mr. Crawford and Mr. Angiolillo or others pursuant to which Mr. Crawford and Mr. Angiolillo are being nominated by GAMCO.

GAMCO and its affiliates are beneficial owners, on behalf of their investment advisory clients, of 12.28% of the common stock of Park-Ohio Holdings Corp., for which Mr. Crawford serves as Director, Chairman and Chief Executive Officer.

Park-Ohio Holdings Corp., for which Mr. Crawford serves as Director, Chairman and Chief Executive Officer, is an investment advisory client of GAMCO.

GAMCO and its affiliates are beneficial owners, on behalf of their investment advisory clients, of 35.04% of the common stock of Sevcon, Inc., for which Mr. Angiolillo serves as a director.

6. Whether GAMCO intends to deliver a proxy statement and form of proxy to holders.

    GAMCO may determine to deliver a proxy statement and form of proxy.

GAMCO and the nominees agree to make available to the Board of Directors all information reasonably requested in furtherance of the evaluation of this nomination.

This letter and all attachments hereto are submitted in a good faith effort to satisfy Materion Corporation's requirements. Should this letter and/or any attachments hereto be deemed deficient in any way, please contact me at the above address so that any deficiency may be cured. GAMCO reserves all rights available to it under applicable law.

GAMCO intends to be present at the Annual Meeting of Shareholders in person or by proxy to nominate Mr. Crawford and Mr. Angiolillo to serve as directors of the Company and it intends to continue to own the shares of the Company through the date of the Annual Meeting.

Sincerely,

GAMCO Asset Management Inc.



By: George Maldonado

Enclosures

Exhibit A

Edward F. Crawford

Age: 73

Address: 6065 Parkland Boulevard
                                  Cleveland, OH 44124

Principal Occupation: Director, Chairman and Chief Executive Officer of Park-Ohio Holdings
                                  Corp.

Other Directorships: Park-Ohio Holdings Corp. (1992-Present)
                                  Hickok Incorporated (2012-Present)

Exhibit B

The Crawford Group

March 6, 2014

Mr. Richard J. Hipple
Chairman, Chief Executive Officer, President
Materion Corporation
6070 Parkland Boulevard
Mayfield Heights, OH 44124

RE: Director Nomination

Dear Mr. Hipple:

I understand that GAMCO Asset Management Inc. is nominating me for election to the Board of Directors of Materion Corporation ("Materion"). I hereby consent to being named as a nominee in Materion's proxy statement for its 2014 Annual Meeting of Shareholders, and to serving as a Director if elected.

Sincerely,



Edward F. Crawford
Chairman and C.E.O.

EFC/taa

6065 Parkland Boulevard
Cleveland, Ohio 44124

440-947-2222
Fax 440-947-2226

Exhibit C

Glenn J. Angiolillo

Age: 60

Address: 2 Benedict Place
Greenwich, CT 06830

Principal Occupation: President of GJA Corporation (1998 - Present)

Other Directorships: Sevcon, Inc. (December 2013 – Present)
LICT Corporation (May 2006 – 2013)
Gaylord Entertainment Company (May 2009 – May 2013)
Trans-Lux Corporation (December 2009 – November 2011)
NYMagic, Inc. (May 2002 – November 2010)

Exhibit D

March 6, 2014

Mr. Richard J. Hipple
Chairman, Chief Executive Officer, President
Materion Corportation
6070 Parkland Boulevard
Mayfield Heights, OH 44124

Re: Director Nomination

Dear Mr. Hipple:

I understand that GAMCO Asset Management Inc. is nominating me for election to the Board of Directors of Materion Corporation ("Materion"). I hereby consent to being named as a nominee in Materion's proxy statement for its 2014 Annual Meeting of Shareholders, and to serving as a Director if elected.

Sincerely,



Glenn J. Angiolillo

Exhibit E

Amendment number 4 to Schedule 13D, filed on February 26, 2014 (complete filings available on EDGAR).